Exhibit 3.1
State of Delaware
Secretary of State
Division of Corporations
Delivered 08:29 PM 05/30/2007
FILED 08:28 PM 05/30/2007
SRV 070647039 - 3319870 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

Ouvo, Inc. (the "Corporation") is organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of the Corporation dated March 28, 2006, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered 1 and 4 and adding a new section 6 so that, as amended, the said Articles shall be and read as follows:

1. NAME OF CORPORATION IS: Alternative Payment Systems, Inc.

4. SHARE CAPITALIZATION: The number of authorized shares of capital stock of the Corporation is:

i.	350,000,000 shares of common stock with a par value of $0.001 per share; and
ii.	50,000,000 shares of preferred stock with a par value of $0.001 per share.

The Common Stock and Preferred Stock may be issued from time to time without action by the stockholders. The Common Stock and Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.

The Board of Directors may issue such shares of Preferred Stock in one of more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by them.

Effective as of June 11, 2007 (the "Effective Date"), all outstanding shares of common stock of the Corporation automatically shall be subdivided at the rate of three-for-one (the "Forward Split") without the necessity of any further action on the part of the holders thereof or the Corporation, provided, however, that the Corporation shall, through its transfer agent, exchange certificates representing common stock outstanding immediately prior to the Effective Date of the Forward Split (the "Existing Common") into new certificates representing the appropriate number of shares of common stock resulting from the subdivision ("New Common").

From and after the Effective Date, the term "New Common" as used in this Fourth Article shall mean common stock as provided in the Certificate of Incorporation.

6.  BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation expressly opts-out of, and elects not to be governed by the "Business Combinations with Interested Stockholders" provisions contained in Section 203 of the Delaware

General Corporation Law as permitted under Subsection 203(b) of the Delaware General Corporation Law.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the foregoing amendments.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: These Articles of Amendment shall be effective 9:01 a.m. Eastern Standard Time on June 11, 2007.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 30th day of May, 2007.

/s/ Kent Carasquero

By:____________________________________
Authorized Officer

Title: President, Chief Executive Officer and Director___

Name: _Kent Carasquero_________________________
Print or Type